UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

FORM 11-K

(Mark One)

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2024

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _________________

Commission file number 1-31447

A.     Full title of the plan and address of the plan, if different from that of the issuer named below:

CenterPoint Energy Savings Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CenterPoint Energy, Inc.
1111 Louisiana Street
Houston, Texas 77002

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
CenterPoint Energy Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the CenterPoint Energy Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan’s management (Management). Our responsibility is to express an opinion on the financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of Management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule,

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas
June 24, 2025

We have served as the Plan’s auditor since 2004.

CENTERPOINT ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2024	2023
	(in thousands)
Assets
Investments at fair value (Note 3)	$2,635,754	$2,339,273
Fully benefit-responsive investment contracts at contract value (Note 3)	206,403	226,468
Total investments	2,842,157	2,565,741

Receivables
Notes receivable from participants	36,868	33,777
Investment transactions	21	39
Employer contributions	4,047	3,232
Participant contributions	—	2
Dividends, interest, and other	1	11
Total receivables	40,937	37,061
Total Assets	2,883,094	2,602,802

Liabilities
Investment transactions	—	(400)
Accrued payables	(1,184)	(256)
Other	(168)	(149)
Total Liabilities	(1,352)	(805)
Net Assets Available for Benefits	$2,881,742	$2,601,997

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2024
(in thousands)
Investment Income
Net appreciation in investments	$377,949
Dividends and interest	13,513
Net investment income	391,462

Interest on notes receivable from participants	2,795

Contributions
Participant	97,572
Employer	72,168
Rollover	5,934
Total contributions	175,674

Expenses
Benefit payments	(286,149)
Administrative expenses	(4,037)
Total expenses	(290,186)

Change in Net Assets Available for Benefits	279,745

Net Assets Available for Benefits, Beginning of Period	2,601,997
Net Assets Available for Benefits, End of Period	$2,881,742

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2024 and 2023

(1) Description of the Plan

The following description of the CenterPoint Energy Savings Plan (the Plan) provides only general information. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan’s provisions. In the case of any discrepancy between this summary and the Plan document, the Plan document will govern.

(a)General

The Plan is a defined contribution plan established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants include all employees of CenterPoint Energy, Inc. (Company or CenterPoint Energy) and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) employees covered by a collective bargaining agreement unless such agreement provides for participation in the Plan, (b) leased employees, (c) independent contractors and (d) non-resident aliens who receive no United States sourced income (Participants).

(b)Contributions

Participants may make pre-tax and/or Roth contributions up to 50% of eligible compensation, not to exceed the Internal Revenue Service (IRS) limits as defined in the Plan, except that certain bargaining unit Participants may contribute more than 50% of any bonus compensation in accordance with the terms of the Plan and the applicable collective bargaining agreement. Participants may also make after-tax contributions of up to 16% of eligible compensation, not to exceed the IRS limits as defined in the Plan. Active Participants age 50 or over may contribute an additional pre-tax and/or Roth contribution not to exceed the IRS limit ($7,500 for 2024); however, the Company does not provide Company matching contributions on such “catch-up” contributions. Participants may also contribute amounts representing rollover eligible distributions from other qualified defined benefit or defined contribution plans, IRC Section 403(b) annuity plans, IRC Section 457 governmental plans or individual retirement accounts. Participants direct their contributions into the various eligible investment options offered by the Plan. Contributions are subject to certain limitations as set forth under the IRC or the limits set forth in the Plan document.

All new employees are automatically enrolled in the Plan to make pre-tax contributions unless they elect otherwise. An employee who has been automatically enrolled is deemed to have elected to defer pre-tax contributions at a rate of 6% (3% for certain bargaining unit Participants) of eligible compensation (Automatic Contributions). A notice is provided to all employees who are scheduled to be automatically enrolled in the Plan (Automatic Enrollment Notice). In general, an employee has 30 days after receiving the Automatic Enrollment Notice to elect not to make any pre-tax contributions or choose a different contribution percentage.

Contributions, including all related employer matching contributions, made under the Automatic Contribution provision of the Plan are invested in the default investment fund as defined in the Plan unless the Participant elects otherwise. In addition, if a Participant is making contributions to the Plan from eligible regular pay, unless the Participant elects otherwise, his or her deferral rate is automatically increased by 1% on the first business day of April each year, up to a 10% maximum total deferral rate from regular pay. Employees may elect to change their contribution percentages and/or direct contributions to any of the investment options offered under the Plan at any time.

The Company matches 100% of the first 6% of eligible compensation contributed by a Participant to the Plan (excluding catch-up contributions) except with respect to (1) certain grandfathered non-bargaining unit Participants actively accruing benefits under a qualified defined benefit plan of the Company or an affiliate other than a cash balance benefit (Grandfathered Retirement Plan Participants) and (2) certain bargaining unit Participants. With respect to a Grandfathered Retirement Plan Participant, the Company matches 50% of the first 6% of eligible compensation contributed by such Participant. With respect to certain bargaining unit Participants, Company matching contributions are made in accordance with the Plan document and the applicable collective bargaining agreement and are generally 50% of the first 5%, 6%, or 8% of eligible compensation contributed by the Participant. Company matching contributions for certain bargaining unit Participants covered under the Utility Workers Union of America, Local 175 (UWUA) agreement are limited to $1,400 per year.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2024 and 2023

The Company also makes non-matching contributions equal to 3% of eligible compensation for Participants who are not eligible to accrue benefits, other than interest credits, under any qualified defined benefit plan of the Company or any of its subsidiaries or affiliates (other than certain Grandfathered Retirement Plan Participants who were employed by Indiana Energy, Inc. or one of its subsidiaries on December 31, 1998 and met certain age and service requirements), except that for certain bargaining unit Participants, the Company makes different non-matching contributions in accordance with the Plan document and the applicable collective bargaining agreement. Employer contributions (matching and non-matching) are made in the form of cash and are invested in accordance with Participant elections.

The CenterPoint Energy, Inc. Common Stock Fund (Company Stock Fund) is an investment option under the Plan. A Participant may not elect (i) that more than 25% of future contributions (including Company matching and non-matching contributions) be invested in the Company Stock Fund or (ii) a transfer of any portion of his or her current account balance that would result in more than 25% of the total account balance invested in the Company Stock Fund. Furthermore, any transfer of funds into or out of the Company Stock Fund and other elections under the Plan that impact investments in the Company Stock Fund are subject to the Company’s Insider Trading Policy. In addition, Participants may elect to have dividends paid on their investment in the Company Stock Fund either reinvested in the Company Stock Fund or paid to them in cash, and they can transfer all or part of their investment in the Company Stock Fund to the other investment options offered by the Plan.

(c)Investment Options

The Plan offered the following investment funds (Funds) as of December 31, 2024:

•Company Stock Fund
•Fixed Income Fund
•International Equity Fund
•Large Company Growth Fund
•Large Company Value Fund
•S&P 500 Index Fund
•Small Company Fund
•Stable Value Fund
•Vanguard Target Retirement Income Fund
•Vanguard Target Retirement 2020 Fund
•Vanguard Target Retirement 2025 Fund
•Vanguard Target Retirement 2030 Fund
•Vanguard Target Retirement 2035 Fund
•Vanguard Target Retirement 2040 Fund
•Vanguard Target Retirement 2045 Fund
•Vanguard Target Retirement 2050 Fund
•Vanguard Target Retirement 2055 Fund
•Vanguard Target Retirement 2060 Fund
•Vanguard Target Retirement 2065 Fund
•Vanguard Target Retirement 2070 Fund

Upon enrollment in the Plan, Participants may direct contributions, in 1% increments, in any of the investment options subject to certain limitations on investments in the Company Stock Fund as previously described. Participants should refer to the Plan prospectus for a detailed description of each Fund.

(d)Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account is credited with the Participant’s contributions and with allocations of the Company contributions and Plan earnings. Each Participant’s account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances. Participants are entitled to their vested account balance.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2024 and 2023

(e)Vesting, Forfeitures, and Excess Contributions

Participants are vested immediately in their elective contributions plus earnings thereon. Participants hired before January 1, 2024, other than certain bargaining unit employees, are also immediately fully vested in all Company contributions and actual earnings thereon. With respect to certain bargaining unit Participants, Company contributions vest in accordance with the Plan document and the applicable collective bargaining agreement, generally, ratably in 20% increments over five years. With respect to non-union and certain union Participants hired on or after January 1, 2024, Company contributions fully vest after two years of service. Notwithstanding the foregoing vesting schedules, in all cases, Participants become fully vested upon reaching normal retirement age (age 65), becoming disabled (as defined in the Plan), death while an employee, or termination or partial termination of the Plan. Forfeitures may be used to reduce future employer contributions or pay reasonable administrative expenses of the Plan. The amount so utilized from forfeited non-vested accounts for the years ended December 31, 2024 and 2023 were $84 thousand and $63 thousand, respectively. Contributions made to the Plan by or for the benefit of highly compensated employees may be returned to them or forfeited, as applicable, if the Plan fails discrimination testing.

(f)Notes Receivable from Participants

Participants may borrow against their vested account balance. The maximum amount that a Participant may borrow is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant’s vested account balance under the Plan.

The loans are secured by the pledge of a portion of the Participant’s right, title and value of the Participant’s vested account balance under the Plan as determined immediately after the loans are made. The minimum loan amount is $500. Loans may be repaid over a period of up to five years and are subject to a $50 origination fee. Interest rates for loans originated from the Plan are fixed at the prime rate listed in The Wall Street Journal for the first of each month in which the loan is requested plus 1%. The prime rate was 8.50% as of December 31, 2024. Loans that were rolled over from another qualified plan in connection with an acquisition or other business transaction maintain their original terms of the loan (including interest rate used for the loan). Loan transactions are treated as a transfer to (from) the investment fund from (to) notes receivable from Participants.

(g)Payment of Benefits

Upon termination of employment, a Participant whose account exceeds $7,000 (or $5,000 prior to June 10, 2024) may elect, upon written request at any time, to receive a distribution in a single lump-sum payment or fixed monthly, quarterly, semi-annual or annual installments over a period of ten years or less. A Participant may also elect a partial distribution of his or her account upon termination of employment. Such distributions are generally paid in the form of cash; however, if the Participant has investments in the Company Stock Fund, the Participant may elect an in-kind distribution of the Participant’s account balance in the Company Stock Fund.

Generally, to the extent a Participant has not requested a distribution by the time he or she reaches the applicable age under the IRC, required minimum distributions will be made consistent with the terms and conditions of the Plan and the requirements of the IRC. Immediate lump-sum distributions are made for accounts which do not exceed $7,000 (or $5,000 prior to June 10, 2024), subject to direct roll-over to an individual retirement account if greater than $1,000 but not exceeding $7,000 (or $5,000 prior to June 10, 2024), unless the Participant directs the distribution otherwise.

A Participant who is under the age of 59½ may make a withdrawal from amounts attributable to after-tax contributions, roll-over contributions, the vested portion of prior Plan accounts, and associated earnings, as applicable. If a Participant is under the age of 59½ and has less than five years of service and withdraws after-tax matched contributions, the Participant will be suspended from making after-tax contributions to the Plan for six months. A Participant who is age 59½ or older may make unlimited withdrawals from pre-tax contributions, Roth contributions, after-tax contributions, company matching and/or non-matching contributions if fully vested in those contributions, the vested portion of prior Plan accounts, rollover accounts and any associated earnings.

The Plan also allows active Participants to apply for a “hardship” withdrawal from amounts attributable to pre-tax or Roth contributions (not including any earnings and gains thereon) in accordance with Plan provisions. Further, certain

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2024 and 2023

bargaining unit Participants automatically enrolled in the Plan may elect, within 90 days after the date on which Automatic Contributions are first taken from their eligible compensation, to withdraw such Automatic Contributions.

(h)Administration

The assets of the Plan are held in trust by The Northern Trust Company (Trustee). Voya Institutional Plan Services, LLC is the recordkeeper for the Plan. The Benefits Committee of CenterPoint Energy, Inc. (Committee), appointed by the Board of Directors of the Company, is the Plan Administrator (Plan Administrator). The Committee retains an independent investment consultant to provide investment advice with respect to the Funds other than the Company Stock Fund. Changes to the Company Stock Fund may be made only by the Board of Directors of the Company.

(i)Termination of the Plan

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee.

(j)Subsequent Events

In preparing the accompanying financial statements, Plan management has reviewed all known events that have occurred after December 31, 2024, and through June 24, 2025, the date the financial statements were available to be issued, for inclusion in the financial statements and notes.
Effective June 2, 2025, a self-directed brokerage account option is available under the Plan, which provides Participants access to thousands of publicly traded mutual funds. Any investment through the self-directed brokerage account is at the direction of the Participant, and the core investment options under the Plan continue to be available. Participants investing through the self-directed brokerage account assume responsibility for researching, evaluating, and monitoring their investments through the account. Plan fiduciaries do not monitor the performance of the self-directed brokerage account.

(2) Summary of Accounting Policies

(a)Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America (GAAP). The preparation of the Plan financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b)New Accounting Standards

The Plan sponsor believes that recently adopted and recently issued accounting standards that are not yet effective will not have a material impact on the Plan's financial position or changes in net assets available for benefits upon adoption.

(c)Investment Valuation and Income Recognition

The investments in all Funds, except for the fully benefit-responsive investment contracts, of the Plan are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fully benefit-responsive investment contracts are stated at contract value. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.

(d)Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan. Interest income on notes

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2024 and 2023

receivable from Participants is recorded when it is earned. A reserve for credit losses is recorded when collection is no longer deemed probable. There was no reserve for credit losses as of December 31, 2024 and 2023.

(e)Payment of Benefits

Benefits are recorded when paid.

(f)Plan Expenses

Direct Plan expenses such as trustee, recordkeeping, auditing and investment management fees and certain general administrative expenses are paid from the Plan assets. These expenses are shown as a separate component in the Statement of Changes in Net Assets Available for Benefits. Plan expenses other than the aforementioned items are included as a component of investment gains and losses and reported on Schedule C of Form 5500, if applicable, as indirect compensation in accordance with ERISA disclosure requirements.

(3) Fair Value Measurements

Accounting Standards Codification Topic 820, Fair Value Measurements (ASC 820) establishes a framework for measuring fair value as it relates to financial assets and liabilities and to non-financial assets and liabilities measured at fair value on a recurring basis. That framework provides a three-level valuation hierarchy based upon observable and unobservable inputs, with preference given to observable inputs.

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2	Inputs, other than quoted prices included in Level 1, are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability.
Level 3	Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. Unobservable inputs reflect the Plan’s judgments about the assumptions market participants would use in pricing the asset or liability since limited market data exists. Unobservable inputs are based on the best information available in the circumstances, which might include the Plan’s own data.

The following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2024.

Asset	Level	Valuation Methodology
Cash and cash equivalents	1	Valued at the net asset value of shares held by the Plan.
Mutual funds	1	Valued at the net asset value of shares held by the Plan. The share value is based on the market quoted price at the end of the day.
Equities	1	Valued at the last traded or official closing price in an active market or exchange in which these securities are traded.
Common/Collective Trust	2	Valued at the net asset value, or its equivalent, of units held by the Plan and generally include the use of significant observable inputs in determining the unit value which is available daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2024 and 2023

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2024 and 2023:

	As of December 31, 2024
	Level 1	Level 2	Level 3	Grand Total
	(in thousands)
Cash and Cash Equivalents	$12,283	$—	$—	$12,283
Company Stock	177,055	—	—	177,055
Other Equities	229,278	—	—	229,278
Mutual Funds	69,877	—	—	69,877
Common/Collective Trust Funds	—	2,147,261	—	2,147,261
Total investments at fair value	$488,493	$2,147,261	$—	$2,635,754
Fully benefit-responsive investment contracts at contract value				206,403
Total Investments				$2,842,157

	As of December 31, 2023
	Level 1	Level 2	Level 3	Grand Total
	(in thousands)
Cash and Cash Equivalents	$11,236	$—	$—	$11,236
Company Stock	188,255	—	—	188,255
Other Equities	178,551	—	—	178,551
Mutual Funds	64,684	—	—	64,684
Common/Collective Trust Funds	—	1,896,547	—	1,896,547
Total investments at fair value	$442,726	$1,896,547	$—	$2,339,273
Fully benefit-responsive investment contracts at contract value				226,468
Total Investments				$2,565,741

(4) Stable Value Fund

The Stable Value Fund utilizes synthetic guaranteed investment contracts (Synthetic GICs). A Synthetic GIC includes a wrap contract issued by an insurance company or other financial institution and a portfolio of fixed income assets that are owned by the Stable Value Fund. The wrap contract provides that realized and unrealized gains and losses on the assets covered by the wrap contract are not reflected immediately in the net assets of the Stable Value Fund, but rather are amortized over the duration of the assets or other agreed upon period, through adjustments to the future interest crediting rates. The wrap contract provides a guarantee that all qualified participant withdrawals will occur at contract value which represents contributions made under the contract, plus earnings, less withdrawals made under the contract and administrative expenses. As of December 31, 2024, the investments held by the Stable Value Fund consist of:

(in thousands)
Synthetic guaranteed investment contracts	$206,403

Wrap contracts provide that withdrawals associated with certain events not in the ordinary course of fund operations may be paid at market rather than contract value. Examples of such circumstances may include significant plan design changes, complete or partial plan terminations, severance programs, early retirement programs, the closing or sale of a subsidiary, bankruptcy of the Plan sponsor or the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of the above events that would limit the Plan’s ability to conduct transactions with Participants at contract value is probable.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2024 and 2023

(5) Risks and Uncertainties

The Plan has investments in short term cash equivalents, equities, and common collective trust funds. As part of its equity investments, the Plan has significant holdings of CenterPoint Energy, Inc. common stock. As a result, the values of the Plan’s investments may be materially impacted by the changes in the fair value of this security.

Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and Participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan’s investments.

(6) Tax Status

The IRS has determined and informed the Company by letter dated August 18, 2021 that the Plan is qualified, and the trust fund established is tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan sponsor’s counsel believe these amendments have not adversely affected the Plan’s qualified status and the related trust’s tax-exempt status as of the financial statement date.

GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

(7) Related Party and Parties-in-Interest Transactions

The Plan may invest in shares of funds provided through the Northern Trust Company and Voya and in shares of the Company Stock Fund. CenterPoint Energy is the Plan sponsor and a related party. Northern Trust is the Trustee for the Plan, and Voya is the recordkeeper. Therefore, these transactions qualify as party in interest transactions. During 2024, the Plan purchased and sold shares of the Company’s common stock and units of short-term investment funds managed by the Trustee as temporary investments (exempt party-in-interest transactions) as shown below:

Purchases	(in thousands)
Northern Trust Collective Short-term Investment Fund	$298,350

Sales
Company Stock	$28,466
Northern Trust Collective Short-term Investment Fund	297,305

EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	CASH AND CASH EQUIVALENTS
*	NORTHERN TRUST	NT COLLECTIVE SHORT TERM INVT FD	$12,282,868

	COMMON/COLLECTIVE TRUST FUNDS
	BLACKROCK	MFO BGI RUSSELL 1000 GROWTH FD CL F	$211,595,540
	BLACKROCK	MFO BLACKROCK MSCI ACWI EX US INDEX SUPERFUND F	47,326,011
	BLACKROCK	MFO BLACKROCK RUSSELL 1000 VALUE FD F	62,039,851
	BLACKROCK	MFO BLACKROCK RUSSELL 2000 INDEX F	36,160,804
	BLACKROCK	MFO EQUITY INDEX FUND F	570,804,078
	HARDING LOEVNER	MFO HARDING LOEVNER COLLECTIVE INVT TR FOR RETIREMENT PLANS	50,924,130
	MELLON	MFO EB DAILY LIQUIDITY AGGREGATE BD FD	73,917,641
	PRUDENTIAL	MFO PRUDENTIAL TR CO COLLECTIVE INVT TR CORE PLUS BD FD CL 12	67,643,949
	SCHRODER	MFO STEADFAST MFO SCHRODER INTERNATIO NAL MULTI-CAP QUALITY TRUST CL 1 2120	52,075,312
	VANGUARD	MFO VANGUARD TARGET RETIREMENT 2020 TRUST I	31,854,345
	VANGUARD	MFO VANGUARD TARGET RETIREMENT 2025 TRUST 1	69,635,714
	VANGUARD	MFO VANGUARD TARGET RETIREMENT 2030 TRUST I	89,727,873
	VANGUARD	MFO VANGUARD TARGET RETIREMENT 2035 TRUST I	101,178,998
	VANGUARD	MFO VANGUARD TARGET RETIREMENT 2040 TRUST I	103,833,836
	VANGUARD	MFO VANGUARD TARGET RETIREMENT 2045 TRUST I	143,587,744
	VANGUARD	MFO VANGUARD TARGET RETIREMENT 2050 TRUST I	126,191,017
	VANGUARD	MFO VANGUARD TARGET RETIREMENT 2055 TRUST I	96,158,399
	VANGUARD	MFO VANGUARD TARGET RETIREMENT 2060 TRUST I	46,111,279
	VANGUARD	MFO VANGUARD TARGET RETIREMENT 2065 TRUST I	21,905,809
	VANGUARD	MFO VANGUARD TARGET RETIREMENT 2070 TRUST I	1,973,250
	VANGUARD	MFO VANGUARD TARGET RETIREMENT INCOME TRUST I	35,878,100
*	VOYA	MFO EMPLOYEE BENEFIT INVT FDS VOYA INVT TR C VOYA CORE PLUS TR FD CL 4	67,609,683
	WELLINGTON	MFO WLNGTN TR CO NATL ASSOC MLTPL COLCT INVT FDS TR II SMA CAP OPPS	39,128,202
	SUBTOTAL		$2,147,261,565

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

	MUTUAL FUNDS
	LSV	LSV VALUE EQUITY FUND	$69,876,903

	COMMON STOCK
	ADOBE INC COM	EQUITY SECURITY AND FUNDS	$1,750,261
	ADR ARGENX SE SPONSORED ADS	EQUITY SECURITY AND FUNDS	1,676,490
	ADR ASML HLDG NV NY REG 2012 (POST REV SPLIT)	EQUITY SECURITY AND FUNDS	1,464,478
	ADR LEGEND BIOTECH CORP SPON ADS EACH REP 2 ORD SHS	EQUITY SECURITY AND FUNDS	481,202
	ADR SONOVA HLDG AG UNSP ADR	EQUITY SECURITY AND FUNDS	1,312,182
	ADVANCED MICRO DEVICES INC COM	EQUITY SECURITY AND FUNDS	1,076,481
	AFFIRM HLDGS INC CL A CL A	EQUITY SECURITY AND FUNDS	310,346
	ALPHABET INC CAPITAL STOCK USD0.001 CL A	EQUITY SECURITY AND FUNDS	17,133,164
	AMAZON COM INC COM	EQUITY SECURITY AND FUNDS	19,825,616
	AMPHENOL CORP NEW CL A	EQUITY SECURITY AND FUNDS	3,958,631
	APPLE INC COM STK	EQUITY SECURITY AND FUNDS	22,650,990
	ATLASSIAN CORP CL A	EQUITY SECURITY AND FUNDS	1,838,493
	AURORA INNOVATION INC CL A COM	EQUITY SECURITY AND FUNDS	420,090
	BECTON DICKINSON & CO COM	EQUITY SECURITY AND FUNDS	1,532,734
	BOEING CO COM	EQUITY SECURITY AND FUNDS	1,606,275
	BOOKING HLDGS INC COM	EQUITY SECURITY AND FUNDS	3,766,062
	CHIPOTLE MEXICAN GRILL INC COM STK	EQUITY SECURITY AND FUNDS	1,718,369
	COUPANG INC	EQUITY SECURITY AND FUNDS	1,841,814
	DANAHER CORP COM	EQUITY SECURITY AND FUNDS	1,583,611
	DYNATRACE INC COM	EQUITY SECURITY AND FUNDS	1,075,695
	ELI LILLY & CO COM	EQUITY SECURITY AND FUNDS	4,794,120
	ENTEGRIS INC COM	EQUITY SECURITY AND FUNDS	1,466,088
	EQUIFAX INC COM	EQUITY SECURITY AND FUNDS	1,903,475
	FAIR ISAAC CORPORATION COM	EQUITY SECURITY AND FUNDS	1,652,472
	FISERV INC COM	EQUITY SECURITY AND FUNDS	7,021,666
	HOWMET AEROSPACE INC COM USD1.00 WI	EQUITY SECURITY AND FUNDS	1,903,038
	HUBSPOT INC COM	EQUITY SECURITY AND FUNDS	1,978,827
	INGERSOLL RAND INC COM	EQUITY SECURITY AND FUNDS	1,842,127
	INTUIT COM	EQUITY SECURITY AND FUNDS	7,214,552
	INTUITIVE SURGICAL INC COM NEW STK	EQUITY SECURITY AND FUNDS	5,043,699

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	LULULEMON ATHLETICA INC COM	EQUITY SECURITY AND FUNDS	1,147,230
	MASTERCARD INC CL A	EQUITY SECURITY AND FUNDS	8,252,932
	MERCADOLIBRE INC COM STK	EQUITY SECURITY AND FUNDS	1,186,907
	META PLATFORMS INC COM USD0.000006 CL 'A'	EQUITY SECURITY AND FUNDS	12,378,267
	MICROSOFT CORP COM	EQUITY SECURITY AND FUNDS	27,542,075
	NATERA INC COM	EQUITY SECURITY AND FUNDS	759,840
	NETFLIX INC COM STK	EQUITY SECURITY AND FUNDS	3,982,418
	NVIDIA CORP COM	EQUITY SECURITY AND FUNDS	22,242,990
	PENUMBRA INC COM	EQUITY SECURITY AND FUNDS	15,674
	ROSS STORES INC COM	EQUITY SECURITY AND FUNDS	2,128,823
	SCHLUMBERGER LTD COM COM	EQUITY SECURITY AND FUNDS	1,128,527
	SCHWAB CHARLES CORP COM NEW	EQUITY SECURITY AND FUNDS	1,450,596
	SERVICENOW INC COM USD0.001	EQUITY SECURITY AND FUNDS	4,364,514
	SHOPIFY INC CL A SHOPIFY INC	EQUITY SECURITY AND FUNDS	2,531,398
	STRYKER CORP	EQUITY SECURITY AND FUNDS	3,256,671
	THE CIGNA GROUP	EQUITY SECURITY AND FUNDS	3,055,213
	TRADEWEB MKTS INC CL A CL A	EQUITY SECURITY AND FUNDS	1,020,914
	UNITEDHEALTH GROUP INC COM	EQUITY SECURITY AND FUNDS	5,519,438
	VISA INC COM CL A STK	EQUITY SECURITY AND FUNDS	5,470,652
	SUBTOTAL		$229,278,127

*	CENTERPOINT ENERGY INC COM	COMPANY STOCK FUND	$177,054,923
	TOTAL PLAN INVESTMENTS AT FAIR VALUE		$2,635,754,386

**	STABLE VALUE FUND	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS	$206,402,986

	TOTAL PLAN INVESTMENTS		$2,842,157,372
*	NOTES RECEIVABLE FROM PARTICIPANT LOANS
	CENTERPOINT ENERGY SAVINGS PLAN	LOANS ISSUED AT INTEREST RATES FROM 4.25% TO 9.50% WITH VARIOUS MATURITIES	$36,868,007

* PARTY-IN-INTEREST
** INVESTMENT AT CONTRACT VALUE BEING DEEMED AS FAIR VALUE
HISTORICAL COST INFORMATION IN COLUMN (D) IS NOT PRESENTED BECAUSE THE INVESTMENTS DISPLAYED ARE PARTICIPANT-DIRECTED.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTERPOINT ENERGY SAVINGS PLAN

By	/s/ Patricia Martin
(Patricia Martin, Member, Benefits Committee of CenterPoint Energy, Inc., Plan Administrator)

June 24, 2025

EXHIBIT INDEX

Exhibit Number	Description	How Filed
23	Consent of Independent Registered Public Accounting Firm	Electronically filed herewith